06037384

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

1-14764

For the Fiscal Year Ended December 31, 2005

CABLEVISION CHOICE 401(k) SAVINGS PLAN

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

B

CABLEVISION CHOICE 401(K) SAVINGS PLAN

Table of Contents

* Schedules required for Form 5500, which are not applicable, have not been included.

KPMG LLP

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Cablevision Choice 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Melville, New York
June 27, 2006

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Investments:		
Registered investment company mutual funds	$267,519,554	$227,515,590
Managed equity investment portfolio	1,969,656	2,053,501
Cablevision stock fund	77,212,030	86,236,673
Common/collective trust fund	72,271,651	69,011,768
Cash equivalents	2,433,986	2,405,069
Participant loans receivable	21,063,620	17,806,579
Total investments	442,470,497	405,029,180
Receivables:		
Employer contribution	685,902	480,257
Participant contributions	2,216,211	2,050,359
Dividend and interest receivables	437,861	224,879
Total receivables	3,339,974	2,755,495
Total assets	445,810,471	407,784,675
Liabilities:		
Due to broker for securities purchased	-	1,074,181
Excess employee contribution	-	13,195
Total liabilities	-	1,087,376
Net assets available for benefits	$445,810,471	$406,697,299

See accompanying notes to financial statements.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 3,698,638	$ 19,011,060
Interest from participant loans	963,687	897,295
Interest and dividends	9,888,195	7,674,234
	14,550,520	27,582,589
Contributions:		
Employer	13,151,562	13,217,872
Participant	43,240,748	42,981,495
Rollovers	1,253,164	1,367,263
	57,645,474	57,566,630
Total additions	72,195,994	85,149,219
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	33,058,827	26,969,180
Administrative expenses	23,995	25,351
Total deductions	33,082,822	26,994,531
Net increase	39,113,172	58,154,688
Net assets available for benefits:		
Beginning of year	406,697,299	348,542,611
End of year	$445,810,471	$406,697,299

See accompanying notes
to financial statements.

(1) Description of the Plan and Nature of Operations

The following description of the Cablevision CHOICE 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of Cablevision Systems Corporation and certain subsidiaries and affiliated companies ("Cablevision" or the "Company"), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993, and was amended and restated effective as of January 1, 2002, and has since been amended. The Plan generally covers employees who have completed thirty days of service; provided, however, that certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

(b) Management of Investment Assets

Investment assets of the Plan are maintained under a trust agreement with Mellon Bank, N.A. ("Mellon"). All investment and participant loan transactions are executed by Mellon at the direction of and for the exclusive benefit of participants under the Plan.

(c) Contributions

Eligible employees may, at their option contribute up to 50% (1% to 15% if highly compensated for periods prior to January 1, 2005) each year of their eligible pre-tax compensation, as defined and, up to 10% of their after tax compensation into any of the available investment elections. Effective January 1, 2005, highly compensated employees may, at their option, contribute 1% to 25% of their eligible pre-tax compensation as defined and, up to 10% of their after tax compensation. The Plan provides that the Company will make a matching contribution of 50% of the first 6% of a participant's pre-tax contribution to the Plan after completing one year of service. Annual contributions allocated to the participant's account cannot exceed the lesser of (a) $42,000 or (b) 100% of a participant's compensation for the plan year. Contributions are subject to certain other limitations.

A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered as deferred contributions for all purposes under the Plan, except that catch-up contributions: (a) will not be subject to the percentage contribution limitations, and (b) will not exceed $4,000 and $3,000 for the plan years ended December 31, 2005 and 2004, respectively.

(d) Forfeited Accounts

Forfeitures are used to reduce employer contributions. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $669,456 and $719,825, respectively. These accounts will be used to reduce future employer contributions. Also in 2005 and 2004 employer contributions were reduced by $550,099 and $34,713, respectively, from forfeited non-vested accounts.

(e) Participants' Accounts

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions to the investments described below are participant directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contribution, plus earnings thereon, vests 20% after one year of credited service and 20% annually thereafter, so that a participant is 100% vested after five years of credited service.

(g) Payment of Benefits

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an eligible retirement plan of all or part of the payment.

(h) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds. The following mutual funds were available for participant contribution allocations at December 31, 2005 and 2004:

AIM Value "A" Fund
American Balance Fund
Dreyfus Appreciation Fund
Dreyfus Basic S&P 500 Stock Index Fund
Dreyfus Short Intermediate Government Fund
Franklin Balance Sheet Investment Fund
Franklin Small-Mid Cap Growth Fund
MFS Core Growth Fund
PIMCo Total Return Fund
Templeton Foreign Fund
Washington Mutual Investors Fund

(i) Managed Equity Investment Portfolio

Managed equity investment portfolio represents the Plan's interests in primarily equity securities managed by the Sanford Bernstein Fund.

(j) Cablevision Stock Fund

The Plan maintains an investment in the Cablevision Stock Fund which consists primarily of investments in Cablevision NY Group Class A common stock.

The Cablevision Stock Fund held 3,225,055 and 3,380,423 shares of Cablevision NY Group Class A common stock valued at quoted market value of $75,692,041 and $84,172,533, at December 31, 2005 and 2004, respectively. The Cablevision Stock Fund also held 1,519,989 and 2,064,140 shares of TBC Income Pooled Employee Funds (a temporary investment fund) with a market value of $1,519,989 and $2,064,140 at December 31, 2005 and 2004, respectively.

(k) Common/Collective Trust Fund

The common/collective trust fund represents the Plan's investment in the Stable Value Fund which invests primarily in a diversified portfolio of Guaranteed Investment Contracts (GIC's) issued by insurance companies, which guarantee the principal and rate of return on the GIC's. The value of the portfolio is not guaranteed.

(l) Cash Equivalents

Cash equivalents represent monies held in various holding and disbursement accounts maintained by the Trustee pending allocation or disbursement to participants for benefits. These accounts invest primarily in short-term money market instruments.

(m) Participant Loans Receivable

Subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid within four and one-half years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the plan effective with the merger of the MSG Plan in January of 2001. All loans bear interest at a rate fixed by the administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2005 and 2004 bore interest at rates ranging from 5% to 10.5% with maturity dates through 2024.

(n) Due to Broker for Securities Purchased

This liability represents amounts due for investment transactions recorded which were not settled and paid at the end of the 2004 plan year.

(o) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(p) Related Party Transactions and Administrative Fees

Certain plan investments are shares of mutual funds managed by Mellon. As Mellon is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions. Administrative and investment management fees of the Plan are paid by the Company if not paid from the assets of the Plan. Certain investment management fees paid from Plan assets in 2005 and 2004 amounted to $23,995 and $25,351, respectively. All other administrative and investment management fee expenses in 2005 and 2004 were paid by the Company.

(q) Reclassifications

Certain reclassifications have been made to the 2004 financial statement presentation to conform to the 2005 presentation.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair market value at the end of the plan year as determined by quoted market values. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost. The difference between cost and fair value is not material to the Plan's financial statements as of December 31, 2005 and 2004. Common/Collective Trust funds are valued based on the quoted market prices of the underlying assets held in the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(3) Investments

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2005 and 2004:

	2005	2004
Cablevision NY Group Class A Common Stock	$75,692,041	$84,172,533
Stable Value Fund	72,271,651	69,011,768
Dreyfus Appreciation Fund	50,169,303	48,903,498
American Balance Fund	36,517,904	31,893,894
Franklin Balance Sheet Investment Fund	34,046,383	25,326,774
Templeton Foreign Fund	26,184,320	*
Dreyfus Basic S&P 500 Stock Index Fund	25,996,304	*
Franklin Small-Mid Cap Growth Fund	24,729,588	20,909,954

* Investment did not exceed 5% of net assets available for benefits at the respective date.

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2005	2004
Registered investment company mutual funds	$7,004,296	$13,859,335
Managed equity investment portfolio	113,669	224,593
Cablevision stock fund	(3,420,040)	4,879,628
Common/collective trust fund	713	47,504
	$3,698,638	$19,011,060

(4) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated October 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. In the opinion of the plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

(5) Reconciliation of Financial Statements for Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$445,810,471	$406,697,299
Amounts allocated to withdrawing participants at December 31, 2005	(390,953)	(943,885)
Net assets available for benefits per the Form 5500	$445,419,518	$405,753,414

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2005 and 2004 to Form 5500:

	2005	2004
Benefits paid to participants per the financial statements	$33,058,827	$26,969,180
Add: Amounts allocated to withdrawing participants at December 31, 2005	390,953	943,885
Less: Amounts allocated to withdrawing participants at December 31, 2004	(943,885)	(44,288)
Benefits paid to participants per Form 5500	$32,505,895	$27,868,777

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

	Registered Investment Company Mutual Funds:		
*	Mellon Trust	Dreyfus Short Intermediate Government Fund, 1,493,660 shares	$ 15,534,064
*	Mellon Trust	American Balance Fund, 2,049,265 shares	36,517,904
*	Mellon Trust	Washington Mutual Investors Fund, 317,237 shares	9,783,597
*	Mellon Trust	MFS Core Growth Fund, 201,720 shares	3,546,234
*	Mellon Trust	Dreyfus Appreciation Fund, 1,262,121 shares	50,169,303
*	Mellon Trust	Templeton Foreign Fund, 2,065,009 shares	26,184,320
*	Mellon Trust	AIM Value "A" Fund, 1,851,819 shares	19,240,399
*	Mellon Trust	PIMCo Total Return Fund, 2,073,472 shares	21,771,458
*	Mellon Trust	Franklin Balance Sheet Investment Fund, 551,537 shares	34,046,383
*	Mellon Trust	Franklin Small-Mid Cap Growth Fund, 655,609 shares	24,729,588
*	Mellon Trust	Dreyfus Basic S&P 500 Stock Index Fund, 1,003,331 shares	25,996,304
			267,519,554
	Managed Equity Investment Portfolio:		
	ADC Telecommunications Inc.	ADC Telecommunications Inc., 400 shares	8,936
	Altria Group Inc.	Altria Group Inc., 400 shares	29,888
	American Elec Pwr Inc.	American Elec Pwr Inc., 500 shares	18,545
	Arrow Electrs Inc.	Arrow Electrs Inc., 400 shares	12,812
	Bank of America Corp.	Bank of America Corp., 954 shares	44,027
	Boeing Co.	Boeing Co., 400 shares	28,096
	BP PLC Sponsored ADR	BP PLC Sponsored ADR, 700 shares	44,954
	Chubb Corp.	Chubb Corp., 375 shares	36,619
	Chevron Corp.	Chevron Corp., 500 shares	28,385
	Citigroup Inc.	Citigroup Inc., 1,400 shares	67,942
	Clorox Company	Clorox Company, 450 shares	25,600
	Comcast Corp.	Comcast Corp., 1,000 shares	25,690
	Conocophilips	Conocophilips, 300 shares	17,454
	Cooper Industries Ltd.	Cooper Industries Ltd., 175 shares	12,775
	Cooper Tire & Rubber Co.	Cooper Tire & Rubber Co., 700 shares	10,724
	Crown Castle Intl Corp.	Crown Castle Intl Corp., 275 shares	7,400
	CSX Corp.	CSX Corp., 400 shares	20,308
	Ensco Intl, Inc.	Ensco Intl, Inc. 250 shares	11,087
	Electronic Data Systems Corp.	Electronic Data Systems Corp., 600 shares	14,424
	Entergy Corp.	Entergy Corp., 350 shares	24,027
	Exxon Mobil Corp.	Exxon Mobil Corp., 125 shares	7,021
	Fannie Mae	Fannie Mae, 550 shares	26,846
	Flextronics Int'l. Ltd.	Flextronics Int'l. Ltd., 1,400 shares	14,616
	Freddie Mac Corp.	Freddie Mac Corp., 400 shares	26,140
	Genworth Financial Inc.	Genworth Financial Inc., 300 shares	10,374
	Global Santa Fe Corporation	Global Santa Fe Corporation, 250 shares	12,037
	Goldman Sach's Group Inc.	Goldman Sach's Group Inc., 100 shares	12,771
	Hartford Financial Services Group Inc.	Hartford Financial Services Group Inc., 125 shares	10,736
	HCA Inc.	HCA Inc., 300 shares	15,150
	Hewlett Packard Co.	Hewlett Packard Co., 1,300 shares	37,219
	Hubble Inc.	Hubble Inc., 150 shares	6,768
	Intel Corp.	Intel Corp., 1,050 shares	26,208
	Interpublic Group Cos Inc.	Interpublic Group Cos Inc., 1,100 shares	10,615
	JP Morgan Chase & Co.	JP Morgan Chase & Co., 600 shares	23,814
	Lear Corp.	Lear Corp., 400 shares	11,384
	Lehman Bros Holdings, Inc.	Lehman Bros Holdings, Inc., 75 shares	9,613
	Lily Eli & Co.	Lily Eli & Co., 250 shares	14,148
	Magna Int'l Inc.	Magna Int'l Inc., 125 shares	8,998
	McDonalds Corp.	McDonalds Corp., 700 shares	23,604
	Medco Health Solutions Inc.	Medco Health Solutions Inc., 325 shares	18,135
	Merrill Lynch & Co. Inc.	Merrill Lynch & Co. Inc., 300 shares	20,319
	Metlife Inc.	Metlife Inc., 600 shares	29,400
	Microsoft Corp.	Microsoft Corp., 1,100 shares	28,765
	National City Corp.	National City Corp., 600 shares	20,142

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005 (continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Noble Corp.	Noble Corp., 125 shares	8,817
	Norfolk Southern Corp.	Norfolk Southern Corp., 250 shares	11,208
	Occidental Petroleum Corp.	Occidental Petroleum Corp., 300 shares	23,964
	Office Depot Inc.	Office Depot Inc., 400 shares	12,560
	Pepsico Inc.	Pepsico Inc., 300 shares	17,724
	Procter & Gamble Co.	Procter & Gamble Co., 250 shares	14,470
	Renaissancere Holdings, Ltd.	Renaissancere Holdings, Ltd., 150 shares	6,616
	Safeway Inc.	Safeway Inc., 1,000 shares	23,660
	Sanmina-Sci Corp.	Sanmina-Sci Corp., 1,200 shares	5,112
	Smurfit-Stone Container Corp.	Smurfit-Stone Container Corp., 800 shares	11,336
	Solectron Corp.	Solectron Corp., 3,800 shares	13,908
	Sprint Nextel Corp.	Sprint Nextel Corp., 800 shares	18,688
	St. Paul Travelers Co. Inc.	St. Paul Travelers Co. Inc., 303 shares	13,535
	Supervalu Inc.	Supervalu Inc., 400 shares	12,992
	Target Corp.	Target Corp., 400 shares	21,988
	Tellabs Inc.	Tellabs Inc., 700 shares	7,630
	Textron Inc.	Textron Inc., 175 shares	13,472
	Time Warner Inc.	Time Warner Inc., 1,500 shares	26,160
	Toyota Mtr Corp.	Toyota Mtr Corp., 125 shares	13,078
	Unilever N V New York	Unilever N V New York, 200 shares	13,730
	Wachovia Corp.	Wachovia Corp., 800 shares	42,288
	Wisconsin Energy Corp.	Wisconsin Energy Corp., 750 shares	29,295
	XL Cap Ltd.	XL Cap Ltd., 225 shares	15,160
	Sanford Bernstein	Cash	143
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 33,732 shares	33,732
	Sanford Bernstein Fund	Int'l Value Portfolio, 26,761 shares	643,874
			1,969,656
	Cablevision Stock Fund:		
*	Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 3,225,055 shares	75,692,041
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 1,519,989 shares	1,519,989
			77,212,030
	Common/Collective Trust Fund:		
*	Mellon Trust	Stable Value Fund, 72,271,651 shares	72,271,651
	Cash Equivalents:		
*	Mellon Trust	Daily Liquidity Fund, 2,433,986 shares	2,433,986
*	Plan Participants	Participant loans receivable, varying amounts, maturing on various dates through 2024, at interest rates ranging from 5% to 10.5%	21,063,620
			$442,470,497

* Represents a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.

23	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Date: June 28, 2006

By: Lisa Questell
Chair of the Cablevision Employee Benefit Plans Administrative Committee

KPMG LLP

Consent of Independent Registered Public Accounting Firm

Cablevision Systems Corporation
Cablevision CHOICE 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-54346, No. 333-134260 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report, dated June 27, 2006, with respect to the statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended and supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2005 which report appears in the Plan's filing on Form 11-K for the year ended December 31, 2005.

KPMG LLP

Melville, New York
June 27, 2006